EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

March 26, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD COMPLETES 100% ACQUISITION OF THE BUCKSKIN RAWHIDE WEST PROPERTY, NEVADA

Vancouver, British Columbia - Emgold Mining Corporation (TSXV: EMR) ("Emgold" or the "Company"): is pleased to announce that it has completed the final acquisition of a one hundred (100%) percent interest in its Buckskin Rawhide West Property, Nevada (the "Property"). The Property is located approximately 40 miles southeast of the city of Fallon in the Rawhide Mining District, and three miles west of the active Rawhide Mine. The Rawhide Mine is owned and operated by Rawhide Mining LLC. Formerly operated by Kennecott Minerals Company, the Rawhide Mine is reported to have produced 1.7 million ounces of gold and 14.1 million ounces of silver from the years 1990 to 2014 (Source: Nevada Bureau of Mines and Geology Special Publication MI-2014).

Terms of the Agreement

As announced by the Company on February 6, 2012, Emgold originally signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH Claims (21 unpatented lode mining claims totaling 420 acres), which comprise the Buckskin Rawhide West Property. The PC and RH Claims will remain subject to a two (2%) percent net smelter returns ("NSR") royalty should any future production occur from the claims. The entire NSR royalty can be purchased for USD$1 million at any time (less any previous royalty payments already made).

Emgold views the Property as a strategically located property situated within three miles of an operating mine and within 0.3 miles of two known exploration targets, Toiyabe and Black Eagle, that occur on the Buckskin Rawhide East and Rawhide Mine properties. The Property complements Emgold's Buckskin Rawhide East Property, which is located 0.3 miles to the east of the Property. The Buckskin Rawhide East Property is currently leased from Emgold by Rawhide Mining LLC, who has the option of acquiring the property by bringing it into commercial production. In the event Rawhide Mining LLC exercises the option, Emgold's interest in the Buckskin Rawhide East Property would convert to a royalty interest.

Buckskin Rawhide West Property Details

The Buckskin Rawhide West property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada. The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including in the Comstock Lode, Tonopah District and Rawhide District. The Property's geology and mineralization are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Potential exists on the Property for discovery of high grade vein or low grade bulk disseminated gold targets. Further information on the Property can be found on Emgold's website at www.emgold.com.

The location of the Property in the vicinity of the Rawhide Mine and other nearby exploration properties does not mean that a resource will be identified on the Property. However, the presence of similar geology and mineralized structures to those found at the nearby Rawhide Mine and other nearby exploration properties are favorable indicators for the potential of discovery.

Qualified Person

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by NI 43-101.

About Emgold

Emgold is a junior gold exploration and mine development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information, please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated results from exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Property, the anticipated business plans and timing of future activities of the Company and the discovery of high grade vein or low grade bulk disseminated gold targets, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that market fundamentals will result in sustained gold and silver demand and prices, the receipt of any necessary regulatory approvals in connection with any future development of the Property or any of the Company's other properties in a timely manner, the availability of financing on suitable terms for the development, study and continued exploration by the Company, and the Company's ability to comply with environmental, health and safety laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX Venture Exchange acceptance of any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.